Exhibit 99


           Sony Announces Revision of Consolidated Forecast for the
                       Fiscal Year Ended March 31, 2004

    TOKYO, April 20 /PRNewswire-FirstCall/ -- Sony Corporation announced today a revision to its consolidated forecast for the fiscal year ended March 31, 2004.

     Consolidated Results Forecast
                                        Revised Forecast    Previous Forecast
     Sales and operating revenue         Y7,500 billion      Y7,400 billion
     Operating income                        99 billion         100 billion
     Income before income taxes             144 billion         130 billion
     Net income                              88 billion          55 billion

    The revised forecast takes into account the following:

     * Operating income: improved operating performance of the Pictures and Financial Services segments. However, additional expenses were incurred due to acceleration of restructuring activities.

     * Income before income taxes: a net foreign exchange gain was recorded.

     * Net income: income tax expense was lower than previously forecasted because US earnings increased without a corresponding increase in taxes due to utilization of tax loss and foreign tax credit carryforwards; in addition, certain foreign tax liabilities were reduced. Increased equity in net profit of affiliated companies also had a favorable impact.

    Cautionary Statement

    Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology, and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics and Music segments; (v) Sony's ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

SOURCE  Sony Corporation
    -0-                             04/20/2004
    /CONTACT: Press: +81-3-5448-2200, Investor: Tokyo: Yukio Ozawa, +81-3-5448-2180, New York: Masaaki Konoo or Kumiko Koyama, +1-212-833-6722,
London: Chris Hohman or Shinji Tomita, +44-20-7444-9713, all of Sony
Corporation /
    /Web site:  http://www.sony.com /
    (SNE)

CO:  Sony Corporation
ST:  Japan
IN:  ENT CPR
SU:  ERP